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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                              AMENDMENT NO. 5
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 6
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                             SEDGWICK GROUP PLC
                         (NAME OF SUBJECT COMPANY)

                      MARSH & MCLENNAN COMPANIES, INC.
                                  (BIDDER)

                    ORDINARY SHARES OF 10 PENCE EACH AND
             AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                      ORDINARY SHARES AND EVIDENCED BY
                        AMERICAN DEPOSITARY RECEIPTS
                       (TITLE OF CLASS OF SECURITIES)
                        815673108 (ORDINARY SHARES)
                   315673207 (AMERICAN DEPOSITARY SHARES)
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                        1166 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10036-2774
                               (212) 345-5000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 COPIES TO:

 DAVID J. FRIEDMAN                              MARK RAWLINSON
 MICHAEL E. HATCHARD                            FRESHFIELDS
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       65 FLEET STREET
 919 THIRD AVENUE                               LONDON EUY 1HS, ENGLAND
 NEW YORK, NEW YORK  10022                      (011) 44-171-936-4000
 (212) 735-3000




           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the outstanding (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Amendment No. 5 to the
 Schedule 14D-1 also constitutes Amendment No. 6 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

 Item 10.  Additional Information.

      Items 10(b), (c) and (e) are hereby amended and supplemented by incorporation by reference of the following information:

      On October 23, 1998, Marsh & McLennan and Sedgwick issued a press release (the "Press Release") which announced, among other things, that the European Commission had approved their proposed business combination. A copy of the press release is filed herewith as Exhibit (a)(17) and is incorporated by reference herein.

      Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

      Marsh & McLennan also gave notice in the Press Release that it reserves the right to reduce the percentage of Sedgwick Securities required to satisfy the Acceptance Condition of the Ordinary Offer to not less than
 50.1 percent in nominal value of the Sedgwick Securities to which the Ordinary Offer relates. Any such reduction of the percentage of Sedgwick Securities required to satisfy the Acceptance Condition of the Ordinary Offer would not be effected before November 2, 1998. Although such reduction in the percentage of Sedgwick Securities required to satisfy the Acceptance Condition of the Ordinary Offer is possible on or after such date, Marsh & McLennan need not declare its actual intentions until it is required to do so under the city code on takeovers and mergers.

      There may be no further announcement concerning Marsh & McLennan's right to reduce the percentage of Sedgwick Securities required to satisfy the Acceptance Condition of the Ordinary Offer. Any such reduction in the percentage of Sedgwick Securities required to satisfy the Acceptance Condition of the Ordinary Offer, once all other conditions to the Ordinary Offer have been fulfilled, satisfied or, where permitted, waived, could result in the ordinary offer being declared wholly unconditional and the consequent termination of withdrawal rights. Accordingly, holders of Sedgwick Securities who have already accepted the Ordinary Offer but whose willingness to accept would be affected if the percentage of Sedgwick Securities required to satisfy the acceptance condition were reduced to a level lower than 90 percent may wish to consider withdrawing their acceptances now.

 Item 11   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a)(17) Text of press release of Marsh & McLennan and Sedgwick, dated October 23, 1998.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MARSH & McLENNAN COMPANIES, INC.



                              By: /s/ Gregory F. Van Gundy
                                 ---------------------------------
                              Name:  Gregory F. Van Gundy
                              Title: General Counsel and Secretary


 Dated:  October 23, 1998



                               EXHIBIT INDEX


           (a)(17) Text of press release of Marsh & McLennan and Sedwick, dated October 23, 1998.